Exhibit 99.37

SECOND FACTORING AMENDING AGREEMENT

THIS SECOND FACTORING AMENDING AGREEMENT (this “Second Amending Agreement”) is dated as of November 29, 2023, effective as of September 30, 2023, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”).  The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated August September 27, 2023 (the “Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Second Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	The reference to “$0.35” in the definition for “Conversion Price” in Section 1.1 in the Factoring Agreement is hereby deleted and replaced with “$0.225”.

2.	The reference to “$0.40” in the definition for “Warrant” in Section 1.1 in the Factoring Agreement is hereby deleted and replaced with “$0.25”, and all references to “$0.40” in Schedule 8 in the Factoring Agreement are replaced with “$0.25”.

3.	Section 4.5 in the Factoring Agreement is hereby deleted and replaced with the following:

“4.5	The Seller and Factor acknowledge and agree that concurrent with the execution of this Agreement (the “Initial Closing Date”), Approved Accounts in the aggregate amount of $10,075,289.36 (the “Initial Approved Accounts”) as set out in Schedule 3 hereto shall be sold to the Factor effective as of the date of this Agreement in consideration of the payment by the Factor of a Purchase Price in the aggregate amount of $6,303,340.95 (the “Initial Purchase Amount”) to the Seller consisting of the following:

4.5.1       a cash payment of $4,638,340.95 payable to Garfinkle Biderman LLP in trust, to be paid by the Factor and made pursuant to a direction to be provided by the Seller at closing to repay outstanding indebtedness of the Seller, which was completed on August 28, 2023;

4.5.2       a cash payment of $800,000 payable to the Seller by wire, in tranches, on or before October 31, 2023, which was completed;

4.5.3       a cash payment of $215,000 payable to the Seller by wire, in tranches, on or before November 14, 2023, which was completed; and

4.5.4       a cash payment of $650,000 payable to the Seller by wire, in tranches, on or before December 31, 2023.”

4.	Section 4.6 in the Factoring Agreement is hereby deleted and replaced with the following:

“4.6	The Seller and Factor acknowledge and agree that in consideration of the Factor's entry into this agreement and payment of the Initial Purchase Amount the Seller shall issue the following as an arrangement fee to the Factor:

4.6.1       2,500,000 common shares of the Seller on the Initial Closing Date, which have been issued;

4.6.2       1,000,000 common shares of the Seller on or before January 31, 2024; and

4.6.3       900,000 common shares of the Seller on or before March 15, 2024.”

5.	The reference to “September 30, 2023” in Section 13.1.3 in the Factoring Agreement, as amended pursuant the Section 2 of the Amending Agreement to “October 31, 2023”, is hereby deleted and replaced with “January 31, 2024”.

6.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, is hereby deleted and replaced with “125 days”.

7.	The reference to “December 31, 2023” in Schedule 1 in the Factoring Agreement is hereby deleted and replaced with “January 31, 2024”.

8.	Schedule 3 in the Factoring Agreement is hereby deleted and replaced with “Schedule 3 (revised Nov 2023)” attached hereto.

9.	Regarding any Initial Approved Account listed on Schedule 3 (revised Nov 2023) as MINTA, the Factor has the option, which is entirely at the discretion of the Factor, to choose to receive the applicable payment of US$47,554.10 or waive any applicable payment and allow the Seller to receive the applicable payment. This option may be exercised by the Factor at any time. If the Factor elects to waive the applicable payment, an amount equal to each applicable payment plus US$15,000 will be added to the face value of the Approved Accounts.

10.	In all other respects the terms and conditions set forth in the Factoring Agreement and the Amending Agreement shall remain unamended.

11.	It is agreed and understood that this Second Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

12.	This Second Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Second Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:	/s/ “Jim Bailey”
Authorized Signatory

ADVANCE FACTORING INC.

Per:	/s/ “Shimmy Posen”
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Second Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.

Per:	/s/ “Jim Bailey”
Authorized Signatory

Schedule 3 (revised Nov 2023)
Initial Approved Accounts

Deemed Exchange Rate (USD:CAD)		1.35

Category	($USD)	($CAD)
Equipment – DRC	$868,291.77	$1,172,193.89
Equipment – Cameroon	$779,252.12	$1,051,990.36
Services – DRC	$2,424,022.78	$3,272,430.75
Services – Cameroon	$2,535,636.83	$3,423,109.72
MINTA	$855,973.80	$1,155,564.63
TOTAL	$7,463,177.30	$10,075,289.36

COMPRISED OF THE FOLLOWING

Invoice Category	Invoice number	Date	($USD)	($CAD)

Equipment – DRC	NR10127	2021-11-25	$287,266.65	$387,809.98
Equipment – DRC	NR10143	2021-12-08	$30,460.22	$41,121.30
Equipment – DRC	NR10189	2022-06-17	$354,776.55	$478,948.34
Equipment – DRC	NR10207	2022-08-24	$87,472.00	$118,087.20
Equipment – DRC	NR10207	2022-08-24	$1,897.35	$2,561.42
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$143,665.65
Equipment – DRC		TOTAL	$868,291.77	$1,172,193.89

Equipment – Cameroon	NR10107	2021-08-01	$31,026.90	$41,886.32
Equipment – Cameroon	NR10109	2021-08-01	$279,044.15	$376,709.60
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29
Equipment – Cameroon	NR10190	2022-06-08	$1,402.12	$1,892.86
Equipment – Cameroon	NR10206	2022-08-24	$27,651.00	$37,328.85
Equipment – Cameroon	NR10206	2022-08-24	$39,350.85	$53,123.65
Equipment – Cameroon	NR10206	2022-08-24	$24,281.70	$32,780.30
Equipment – Cameroon			$23,403.00	$31,594.05
Equipment – Cameroon		TOTAL	$779,252.12	$1,051,990.36

Services – DRC	NR10248	2022-09-30	$77,333.50	$104,400.23
Services – DRC	NR10250	2022-09-30	$418,021.62	$564,329.19
Services – DRC	NR10252	2022-09-30	$382,565.46	$516,463.37
Services – DRC	NR10256	2022-09-30	$234,000.00	$315,900.00
Services – DRC	NR10280	2022-12-31	$40,158.52	$54,214.00
Services – DRC	NR10281	2022-12-31	$87,170.95	$117,680.78
Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13
Services – DRC	NR10299	2023-03-31	$19,487.50	$26,308.13
Services – DRC	NR10301	2023-03-31	$66,799.78	$90,179.70
Services – DRC	NR10303	2023-03-31	$107,436.27	$145,038.96
Services – DRC	NR10286	2022-12-31	$376,800.00	$508,680.00
Services – DRC	NR10341	2023-06-30	$15,337.50	$20,705.63
Services – DRC	NR10340	2023-06-30	$78,968.75	$106,607.81
Services – DRC	NR10339	2023-06-30	$200,000.00	$270,000.00
Services – DRC	NR10338	2023-06-30	$86,050.27	$116,167.86
Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96
Services – DRC		TOTAL	$2,424,022.78	$3,272,750.75

Services – Cameroon	NR10242	2022-09-30	$77,333.50	$104,400.23
Services – Cameroon	NR10244	2022-09-30	$418,021.62	$564,329.19
Services – Cameroon	NR10246	2022-09-30	$358,655.26	$484,184.60
Services – Cameroon	NR10254	2022-09-30	$234,000.00	$315,900.00
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98
Services – Cameroon	NR10279	2022-12-31	$40,158.52	$54,214.00
Services – Cameroon	NR10282	2022-12-31	$87,170.95	$117,680.78
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13
Services – Cameroon	NR10285	2022-12-31	$94,200.00	$127,170.00
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$227,168.39
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83
Services – Cameroon	NR10298	2023-03-31	$22,926.48	$30,950.75
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79
Services – Cameroon	NR10337	2023-06-30	$18,044.12	$24,359.56
Services – Cameroon	NR10336	2023-06-30	$85,845.62	$115,891.59
Services – Cameroon	NR10335	2023-06-30	$58,823.55	$79,411.79
Services – Cameroon	NR10334	2023-06-30	$101,235.65	$136,668.13
Services – Cameroon	NR10352	2023-07-31	$86,331.14	$116,547.04
Services – Cameroon		TOTAL	$2,535,636.83	$3,423,109.72

MINTA	TBD	Dec-23	$47,554.10	$64,198.04
MINTA	TBD	Jan-24	$47,554.10	$64,198.04
MINTA	TBD	Feb-24	$47,554.10	$64,198.04
MINTA	TBD	Mar-24	$47,554.10	$64,198.04
MINTA	TBD	Apr-24	$47,554.10	$64,198.04
MINTA	TBD	May-24	$47,554.10	$64,198.04
MINTA	TBD	Jun-24	$47,554.10	$64,198.04
MINTA	TBD	Jul-24	$47,554.10	$64,198.04
MINTA	TBD	Aug-24	$47,554.10	$64,198.04
MINTA	TBD	Sep-24	$47,554.10	$64,198.04
MINTA	TBD	Oct-24	$47,554.10	$64,198.04
MINTA	TBD	Nov-24	$47,554.10	$64,198.04
MINTA	TBD	Dec-24	$47,554.10	$64,198.04
MINTA	TBD	Jan-25	$47,554.10	$64,198.04
MINTA	TBD	Feb-25	$47,554.10	$64,198.04
MINTA	TBD	Mar-25	$47,554.10	$64,198.04
MINTA	TBD	Apr-25	$47,554.10	$64,198.04
MINTA	TBD	May-25	$47,554.10	$64,198.04
MINTA		TOTAL	$855,973.80	$1,155,564.63